

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

> **Re: Reborn Coffee, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 28, 2022**
> **File No. 333-261937**

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed June 28, 2022

Prospectus Summary
Our Company, page 1

1.   We note your response to comment 1. However, it still doesn't appear that each place you disclose Adjusted EBITDA margin, you present the comparable GAAP measure with equal or greater prominence. Specifically, please refer to pages 1, 2, 52, 53 and 67. As such, we re-issue the comment. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Our Growth, page 8

2.   We note your revisions in response to comment 2 and your revised expectations around new store openings. In each place where you reference expectations around 20 franchise

locations, acknowledge that you have not yet signed any franchise agreements and that such number is purely speculative, if true. Alternatively, if you have a basis for such number, please revise to provide it. Also, given your stated dependence upon proceeds from this offering to support 20 company-operated store openings, revise your Use of Proceeds to explicitly mention this intended use.

Historical Consolidated Financial and Other Data
Other Financial and Operating Data, page 52

3.   The table discloses that three stores were open as of March 31, 2022 and seven open as of December 31, 2021. Please explain the change or revise your disclosure.

4.   Tell us how you were able to calculate Comparable location sales growth percentages for the Three Months Ended March 31, 2022 when your explanation of this metric on page 57 states that you utilize AUV to do so and yet you state here that you do not calculate AUV for interim periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 , page 56

5.   We note your updated disclosure that the increase in prices announced on your website is due to inflation. This disclosure indicates that inflation has caused an increase in the prices of raw green coffee beans, shipping and supplies, and nationwide increases in labor costs. We note your disclosure on page 66 that price increases have so far been able to accommodate the impact of inflation; however, please clarify when you implemented such price increases. Also, revise to state whether inflationary pressures have continued and increased since your price increase and, if so, how you are managing such increases. Revise to provide risk factor disclosure that discusses the impact of inflation and how it has historically impacted your prices, and could impact demand for your products and your profit margins, if true.

Key Performance Indicators and Non-GAAP Financial Measures, page 57

6.   We note your updated disclosure in response to comment 8 and re-issue in part. In the description of the chart on this page you use the terms "Comparable location sales growth" and use "Comparable shop sales growth" in the chart as if these terms are interchangeable. Please align the chart and the description or explain the use of the different terms.

Results of Operations
Three months ended March 31, 2021 Compared to Three months ended March 31, 2022, page 58

7.   In your discussion of period-to-period changes, revise to quantify the nature of the changes rather than provide qualitative descriptions. For example, rather than state that the increase in sales for the three-month period ended March 31, 2022 was "primarily"

Jay Kim
Reborn Coffee, Inc.
July 14, 2022
Page 3

driven by new locations, quantify the extent to which such locations contributed to increase in sales as compared to the other factors you discuss here. Refer to Item 303(b) of Regulation S-K.

8.   In your discussion of Product, food and drink costs, elaborate upon your reference to "seasonal fluctuations" in the cost of ingredients. Clarify how inflation impacts such costs, which you acknowledge elsewhere as a factor, and how inflationary pressures are distinguishable from seasonal pressures.

Business
Our Company, page 67

9.   We note your updated disclosure in response to comment 11 and re-issue the comment in part. We understand that you plan on opening an additional 20 company-operated retail locations and 20 franchise locations dependent on the proceeds of this offering. In addition, we note that you have already in 2022 opened two more corporate-owned locations and expect to open a third one by 2022 year-end. Please ensure that where you disclose your intention to open new stores, you include both the stores that will be opened dependent on this offering and those not depend on this financing, such as on page 68 of the registration statement. In addition, please ensure that the total number of stores currently open is updated throughout the registration statement as we note that on pages 1 and 54 you list or state that you are currently operating eight retail coffee locations yet on the same pages and on pages 67 and 71 you indicate that you are currently operating or identify nine locations, with inconsistent references to your identification of the Manhattan Beach location.

Consolidated Shareholders' Equity (Deficit), page F-5

10.   We read your response to comment 12 but cannot locate the revised disclosure, so we re-issue the comment. We note the 31,875 shares of common stock issued during 2021 with no impact on total shareholders' equity. Please disclose the nature of this common stock issuance in the line item here or in footnote 12.

Notes to Consolidated Financial Statements
Note 12. Shareholders' Equity
Issuance of Common Stock in Settlement of Antidilution Provisions, page F-22

11.   We read your response to comment 15 but could not locate your revised disclosure. In this regard, there is no disclosure related to your accounting treatment and you disclose that shareholders are entitled to the antidilution protection through the closing date of an underwritten public offering. Please advise. In addition, as previously requested, please tell us how you account for the antidilution provisions referencing specific guidance you relied upon. Finally, since the modification of the agreement did not occur until January 2022, please tell us the facts and circumstances that qualify the modification as a Type 1 subsequent event.

<u>Shareholder's Equity</u>
<u>Class A Common Stock, page F-22</u>

12.   We note the updated disclosure with regards to the issuer's capital structure. We understand that in the new capital structure "Class A Common Stock" is now just referred to as "Common Stock," as disclosed on page 49. Please ensure that the description of the current capital structure in this section, and elsewhere, is consistent throughout the registration statement.

<u>Notes to Unaudited Condensed Consolidated Financial Statements</u>
<u>Nature of Operations, page F-28</u>

13.   We note elsewhere in the registration statement the change from "royalty fees" to "loyalty fees" and the increased fee from "3%" to "5%." However, in this section that update has not yet been made. Please ensure that the loyalty fee percentage disclosure is consistent throughout the registration statement or please explain why you deviate in this section.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Matthew Ogurick